July 20, 2011

Via Edgar and Federal Express

Ms. Kate Tillan
Assistant Chief Accountant
Division Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed April 25, 2011 (File No. 000-52107)

Dear Ms. Tillan:

We hereby submit a response to the letter of comment, dated July 6, 2011 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2011 (“Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirely. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment No. 1:
We continue to note from your responses in your response letter dated June 2, 2011 to prior comments 2, 5, 7, 9 and 12, that you plan to amend your Form 10-K. We also note from your response in your response letter dated June 28, 2011 to prior comment 2 and 10 that you intend to amend your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Please note that we may have additional comments upon review of that amendment.

1	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

The Company understands that additional comments may result from your review of the Company’s amended filing.

Financial Statements, page F-1

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Fair Value of Financial Instruments, page F-10

Comment No. 2:

Please refer to prior comment 5. We note your response to our comment that the inputs you specified to the Black-Scholes pricing model are all considered Level 2 inputs under FASB ASC820-10-35-48. Please tell us how you have concluded that the estimated term is considered a Level 2 input. Alternatively, please describe for us the impact the estimated term has on the valuation and whether or not this represents a significant input into the model.

Response:

Our derivative liabilities have specified contractual terms of 3 to 5 years.  We also take into the account the going concern assumption in approximating the expected term for our liabilities. We believe that the expected term is defined by the references to the contractual term for the convertible notes, which is not technically an observable input. The expected term does not have a material impact when using the Black Scholes valuation model.

Note 6. Derivative Liabilities, page F-17

Comment No. 3:

Further to your response to prior comment 7, please describe for us in greater detail how you intend to restate your financial statements to remove this charge. We note that you intend to debit the derivative liability account. Please tell us which account you plan to credit and why. Please show us the disclosures you propose to include under ASC 250-10-50.

2	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

As previously stated, we intend to remove this charge by reducing the derivative liability and the related charge to interest expense on the statement of operations in the amount of $3,531,976.  The journal entry to reflect this will be to debt derivative liability and credit interest expense as follows:

	DR	CR
Derivative liability	$3,531,976
Interest expense		$3,531,976

This will essentially “unwind” the transaction.  The proposed disclosures for the correction of an error in previously issued financial statements in accordance with ASC 250-10-50 will in general be as follows:

The Company is restating its financial statements for the year ended December 31, 2010 for a correction of an error reported for that period.  The Company had previously recorded an increase in its derivative liability and a charge to interest expense for potential shares outstanding if all common stock equivalents were converted that would be in excess of the Company’s authorized amount.  These potential shares, however, were already accounted for in the derivative liability calculation.   The effects of the restated amounts, net of income taxes, are as follows:

	AS FILED	AS RESTATED
Derivative liability	$7,652,022	$4,120,046
Interest expense	$12,115,307	$8,583,331
Net income	$8,386,617	$11,918,593
Earnings per share - basic	$0.04	$0.05
Earnings per share - diluted	$0.00	$0.01

3	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Comment No. 4:

Further to your response to prior comment 9, we note that you believe that the Binomial Model is more appropriate to value the instruments since it considers all of the characteristics of the related instruments and, therefore, you will use this valuation method prospectively. Please detail for us the differences between the models for the recognition of the derivatives at fair value at their original issuance, the end of period revaluations and any final mark-to-market adjustments as of and for the years ended December 31, 2009, and 2010 and each quarterly period included therein through March 31, 2011. Provide us with both the impact to the balance sheet and income statement for each period end. Please provide a materiality analysis consistent with SAB 99 and SAB 108 as part of your response.

Response:

After discussion on our conference call with the SEC on Friday, July 8, 2011, the Company, through its valuation expert, utilized the Binomial Lattice model to value its derivative liabilities and decided to run the model as of December 31, 2009 and 2010 to determine if the variance between the two models is significantly different based on the Company’s existing policy to utilize the Black Scholes valuation method.

The result of our initial analysis was the derivative liability as of December 31, 2009 increased from $30,854,754 (under Black Scholes) to $31,211,675 (under Binomial Lattice). Overall, the increase was $356,921. The Company’s management believes this amount to be quantitatively immaterial to the overall financial statements taken as a whole for the following reasons:

1.	The difference in valuation methods impacted net loss by approximately 0.67%

2.	The difference in valuation methods impacted total liabilities by approximately 1.06%

3.	Total stockholders’ deficit was impacted by approximately 1.08%

4.	The effect on net loss per share was to increase the loss approximately $0.01.

4	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

The derivative liability as of December 31, 2010, decreased from approximately $4,120,059 (under Black-Scholes) to $3,864,507 (under Binomial Lattice).  The Company’s management also believes this decrease of $255,552 to be quantitatively immaterial to the  overall financial statement presentation as detailed on Exhibit 1 and based on the quantitative impact as stated below:

1.	The difference in valuation methods impacted net income by approximately 2.14%

2.	The difference in valuation methods impacted total liabilities by approximately 3.86%

3.	Total stockholders’ deficit was impacted by approximately 4.15%

4.	The effect on net income per share was approximately $0.00.

Management also believes the cumulative increase of $101,369 is quantitatively immaterial to the Company’s financial statements and would not change an investor's decision to invest in the Company, as described in Exhibit 1 and based on the quantitative impact as stated below:

1.	The difference in valuation methods impacted net income by approximately 1.47%

2.	The difference in valuation methods impacted total liabilities by approximately 1.53%

3.	Total stockholders’ deficit was impacted by approximately 1.65%

4.	The effect on net income (loss) per share was approximately $0.00.

Additionally, as disclosed in the various SEC filings during 2010, the Company issued new instruments in the first fiscal quarter of that year. These new instruments have different conversion terms than the 2009 instruments but since the 2009 instruments include a re-set provision, they also inherited the same conversion terms as those in the 2010 instruments.

As mentioned above, our analysis of the difference in value is immaterial between the Black-Scholes and Binomial Lattice model as of December 31, 2010 and 2009, accordingly, we expect that the calculations would, therefore, produce a similar result during any of the periods within 2010 and 2009 due to the consistent assumptions used. The inputs or assumptions used on both models, such as stock price, volatility, term of the related instrument and exercise price all remain relatively consistent throughout the year ended December 31, 2010 and 2009.

5	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Based on these expectations and considering the significant costs and time involved in performing the Binomial Lattice model calculations for the quarterly periods in 2010, management concluded that it would not be beneficial to existing shareholders, prospective investors and stakeholders of the Company to complete this analysis since the outcomes would provide immaterial information.   However, the Company will utilize the Binomial Model valuation method prospectively.

Note to the SEC reviewers:

Corrections in the Binomial Lattice Model as of December 31, 2010:

Subsequent to our response to comment number 9 in the last comment letter we received from the SEC on June 13, 2011, we conducted further analysis and consulted with our valuation expert regarding the re-set provision in the embedded conversion feature associated with the 2009 exchange and reverse merger notes. Based on the information and our analysis thereof, we engaged our valuation expert to update the binomial lattice model as of December 31, 2010.  As they were updating the binomial lattice model, a formula error was noted related to these exchange and reverse merger notes.  The binomial valuations for the balance of the notes and warrants did not materially change. Due to this formula error, the binomial lattice model was updated and the net effect was a decrease in the binomial value from $4,252,230 to $3,864,754 or a reduction of $387,476.

	Exhibit 1

	December 31, 2009			December 31, 2010

	Per	Per		Per	Per		Cumulative
	Binomial	10-K		Binomial	10-K		Effect in
	Model	filed	Variance	Model	filed	Variance	2010
Fair value of embeded converion feature	$16,076,318	$16,201,726	$125,408	$3,858,010	$4,120,059	$262,049	$387,457

Fair value of warrants	$15,135,357	$14,653,028	$(482,329)	$6,497	$-	$(6,497)	$(488,826)

	$31,211,675	$30,854,754	$(356,921)	$3,864,507	$4,120,059	$255,552	$(101,369)

Net (Loss) Income			(53,098,298.00)			11,918,593.00
			0.67%			2.14%

Total Liabilities			33,756,269.00			6,615,279.00	6,615,279.00
			-1.06%			3.86%	-1.53%

Total Stockholders Deficit			(33,016,735.00)			(6,153,509.00)	(6,153,509.00)
			1.08%			-4.15%	1.65%

Weighted average number of shares outstanding (basic)			33,523,571			237,584,603	237,584,603
Effect on net income (loss) per share			-0.01			0.00	0.00
Net income (loss) per share as reported			1.58			0.04	0.04

6	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 32

Comment No. 5:

Please refer to prior comment 10. We note your response to our comment that you intend to revise your assessment of disclosure controls and procedures and changes in internal control over financial reporting. Please provide us with a copy of the entire text of the disclosure you intend to include under this Item in your amended Form 10-Q.

Response:

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 ("Exchange Act"), our management, under the supervision and with the participation of our Chief Operating Officer (who is our executive principal officer) and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2011, the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, our Chief Operating Officer and Chief Financial Officer concluded that, as of March 31, 2011, our disclosure controls and procedures were not effective.  Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We have identified material weaknesses in our internal control over financial reporting related to the following matters:

●
We identified a lack of sufficient segregation of duties. Specifically, this material weakness is such that the design over these areas relies primarily on detective controls and could be strengthened by adding preventative controls to properly safeguard company assets.

7	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

●
Management has identified a lack of sufficient personnel in the accounting function due to our limited resources with appropriate skills, training and experience to perform certain tasks as it relates to valuation of share based payments, the valuation of warrants, and other complex debt / equity transactions. Specifically, this material weakness lead to segregation of duties issues and resulted in adjustments to the condensed consolidated financial statements and disclosures, share based payments, valuation of warrants and other equity transactions.

Our plan to remediate those material weaknesses remaining is as follows:

●
Improve the effectiveness of the accounting group by continuing to augment our existing resources with additional consultants or employees to improve segregation procedures and to assist in the analysis and recording of complex accounting transactions. We plan to mitigate the segregation of duties issues by hiring additional personnel in the accounting department once we generate significantly more revenue, or raise significant additional working capital.

●	Improve segregation procedures by strengthening cross approval of various functions including quarterly internal audit procedures where appropriate.

In the fiscal quarter ended March 31, 2011, James Tilton was appointed as the Chief Operating Officer and a director of the Company, and Kevin Claudio resigned as a director of the Company.  Mr. Tilton is considered to be the principal executive officer of the Company.  Other than these changes, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

8	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (619) 990-2789.

Very truly yours, /s/ Kevin Claudio Kevin Claudio Chief Financial Officer

9	Helix Wind ·13125 Danielson St., Ste 104 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628